Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT  06853

May 31, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Kate Tillan
David Irving

Re:	Graham Alternative Investment Fund I LLC
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-53965

Ladies and Gentlemen:

          On behalf of Graham Capital Management, L.P. (the “Manager”), the manager of Graham Alternative Investment Fund I LLC (the “Registrant” or “Fund”), I am responding to the letter of the staff of the Securities and Exchange Commission (the “Commission”) dated May 17, 2024 (the “Letter”) in relation to the Form 10-K of the Registrant for the fiscal year ended December 31, 2023.  For your convenience, this letter restates in italics the headings and comments from your Letter and responds to those comments in the order set forth therein.  Defined terms used in this letter but not otherwise defined shall have their meaning as set forth in the Form 10-K.

May 31, 2024

Graham Alternative Investment Fund I LLC
Core Macro Portfolio
Financial Statements, page 40

1.
You only provide financial statements for Core Macro Portfolio, one of the series of Graham Alternative Investment Fund I LLC (the registrant). Please revise future filings to also include financial statements for the registrant, Graham Alternative Investment Fund I LLC. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Section.

Currently, the Registrant consists of a single series, the Core Macro Portfolio.  The Registrant has no assets and no operations outside of those of the series; therefore, the financial statements included in the Form 10-K fairly reflect the positions, results of operations, changes in members’ capital and cash flows of the series and the Registrant.  We note that Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Section (the “Interpretation”) requires that financial statements and audit opinions, among other disclosures, be presented on a series basis.  Where the financial statements and opinion refer only to the Core Macro Portfolio, the sole series of the Registrant, we believe that this presentation is consistent with the Interpretation.  To address your concerns, we will include in the Registrant’s future financial filings additional disclosure to clarify that the financial statements are those of the Registrant as well as of the series and modify future audit opinions accompanying the financial statements to reflect that the financial statements are those of the single series constituting the Registrant.

Item 9A. Controls and Procedures, page 103

2.
Please revise the disclosure in future filings regarding your evaluation of the effectiveness of disclosure controls and procedures and internal control over financial reporting to present your conclusions for both the series and the registrant. In addition, you should include in this section a statement whether the principal executive officer and principal financial officer certifications are applicable to the series as well as to the registrant. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Section.

We will ensure to revise the Item 9A disclosure in future filings to clarify that the evaluations relate to both the series and the Registrant and provide certifications of the principal executive officer and principal financial officer for each of the series and the Registrant.

May 31, 2024

Exhibits

3.	Refer to Exhibits 31.1 and 31.2. Please revise future filings to include the introductory language in paragraph 4, referring to internal control over financial reporting.

We will ensure to include the language referring to internal control over financial reporting in Exhibits 31.1 and 31.2 in future filings.

Please feel free to call the undersigned at (203) 899-3486 with any questions concerning our responses.

Very truly yours,

/s/ George Schrade

George Schrade
Principal Financial Officer